1-17444



03025157

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

PROCESSED
JUL 01 2003
THOMSON
FINANCIAL

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from ______to______
Commission File Number __________________

AKZO NOBEL HOURLY SAVINGS PLAN
(For Title of the Plan)

AKZO NOBEL INC.
525 West Van Buren
Chicago, IL 60607

(Name of issuer of the securities held pursuant to the Plan and address of its principal executive offices)


SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH. D.C.
155
SECTION

EXHIBIT 99.1

CERTIFICATION PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of the Akzo Nobel Hourly Savings Plan (the "Plan") for the fiscal year ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Phil Radtke, Chairman of the Savings Plan Committee (Plan Administrator of the Plan), certify, pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Savings Plan Committee
Plan Administrator

By:
Name: Phil Radtke, Chairman

June 27, 2003

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by they Plan and furnished to the Securities and Exchange Commission or its staff upon request.



Consent of Independent Public Accountants

The Board of Directors
Akzo Nobel, Inc.:

We consent to incorporation by reference in the Registration Statement (No. 33-36194) on Form S-8 of Akzo Nobel, Inc. of our report dated June 25, 2003, relating to the statements of net assets available for benefits of the Akzo Nobel Hourly Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in this December 31, 2002 Annual Report on Form 11-K of the Akzo Nobel Hourly Savings Plan.

KPMG LLP

June 25, 2003




KPMG

AKZO NOBEL HOURLY SAVINGS PLAN

Financial Statements

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

AKZO NOBEL HOURLY SAVINGS PLAN

Table of Contents



SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH. D.C.
SECTION



303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Savings Plan Committee
Akzo Nobel, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Akzo Nobel Hourly Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chicago, Illinois
June 25, 2003



AKZO NOBEL HOURLY SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

		2002	2001
Assets:			
Plan interest in Master Trust (note 5)	$	18,545,339	19,822,042
Participant notes receivable		1,479,534	1,338,640
Net assets available for benefits	$	20,024,873	21,160,682

See accompanying notes to financial statements.

AKZO NOBEL HOURLY SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions:		
Investment income (loss):		
Interest on participant notes receivable	$ 114,126	109,598
Plan interest in Master Trust investment loss (note 5)	(2,301,800)	(1,284,819)
Net investment loss	(2,187,674)	(1,175,221)
Contributions:		
Employee	1,791,475	1,600,840
Company	429,905	417,645
	2,221,380	2,018,485
Transfers in	150,921	1,580,315
Total additions	184,627	2,423,579
Deductions:		
Withdrawals paid to participants	1,292,553	803,234
Administrative expenses	800	187
Transfers out	27,083	—
Total deductions	1,320,436	803,421
(Decrease) increase in net assets available for benefits	(1,135,809)	1,620,158
Net assets available for benefits:		
Beginning of year	21,160,682	19,540,524
End of year	$ 20,024,873	21,160,682

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Akzo Nobel Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions. A description of the eligibility, benefits, vesting, and other plan provisions is included in the summary plan description provided by Akzo Nobel, Inc. (the Company or Plan Sponsor) to all employees and participants.

(a) General

The Plan was established to provide retirement and certain other benefits for eligible union hourly paid employees of the Company and affiliated companies that elect to adopt the Plan. The Plan is a defined contribution plan and is funded by employee and Company contributions.

During 1998, a Master Trust was created, which includes the assets of the Plan and the Akzo Nobel Incentive Savings Plan.

The Plan is administered by the Savings Plan Committee (the Committee) consisting of three or more persons, at least one of whom must be a director or employee of the Company. Other members of the Committee may, but need not, be directors or employees of the Company. Members of the Committee are appointed by the Company's board of directors.

(b) Contributions

All participants may elect, through payroll deductions, to make the following contributions to the Plan:

	Percent of salary	Basis
Basic contribution	0-6%	Before-tax
Supplemental contribution	0-19	Before-tax
Voluntary contribution	0-6	After-tax

Effective January 1, 2002, employees who reach age 50 during the plan year and are making the maximum contribution may make an additional pre-tax "catch-up" contribution of up to 21% of their eligible pay each pay period up to the maximum 2002 annual catch-up contribution of $1,000.

The Company may match a portion of a participant's basic contribution based on percentages established by the participant's individual business unit. Participant accounts, including Company contributions, are fully vested and nonforfeitable. Contributions are subject to certain limitations. As of December 31, 2002, the individual business units and the match percentage for each were as follows:

	Match percentage
Chemicals – Gallipolis Ferry	25%
Chemicals – Burt	25
Chemicals – Edison	25
Chemicals – McCook	30
Chemicals – LeMoyne	45
Chemicals – Filtrol	50
Chemicals – Morris	50
Eka Chemicals	80
Coatings – Springfield	25
Coatings – Pontiac	18
Coatings – Baxley	30
Coatings – Louisville	15
Coatings – Brecksville	*
Coatings – all others	—

* Akzo Nobel contributes $0.35 for each hour worked.

Effective January 1, 2003, certain individual business units adjusted their match percentage to the following:

	Match percentage
Chemicals – Gallipolis Ferry	30%
Chemicals – Edison	30
Chemicals – McCook	50
Coatings – Baxley	40

(c) ***Participant Accounts***

Each participant's account balance, as of any valuation date, is equal to the account balance determined on the last previous valuation date plus all contributions (employee or employer matching) made to the account, by or on behalf of the participant, minus distributions, if any, since the last valuation date, plus or minus the account's allocated share of the sum of the net earnings or losses, plus the net appreciation or depreciation of the fund. Allocations are based on the proportion of a participant's account balance to the total percentage of all account balances as of the last valuation date.

(Continued)

(d) Participant Notes Receivable

Active participants may borrow against their fund account, from a minimum of $1,000 up to an amount equal to the lesser of $50,000 less the participant's highest outstanding loan balance during the preceding 12-month period, or 50% of their account balance. Loan terms range from 1-5 years or a greater period for loans made for the acquisition of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prevailing prime commercial loan rate plus 1% as published in the *Wall Street Journal* on the first business day of the month in which the loan becomes effective. Loan repayments are made through automatic payroll deductions from each regular check received by the participant. Participants may have no more than two loans outstanding.

(e) Fund Transfers

During 2002, certain assets related to the Ferro acquisition, approximating $151,000, were transferred into the Plan.

During 2001, assets from Akzo Nobel's Coatings Hourly Savings Plan, approximating $1,580,000, were transferred into the Plan.

(2) Nature of the Company's Operations

The Company operates in the chemical, coating, and pharmaceutical product businesses. Akzo Nobel, Inc. is a multi-national organization, operating in over 80 countries.

(3) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Investment Valuation and Income Recognition

Investments in guaranteed investment contracts are valued at contract value, which approximates fair value. Common stock is valued at quoted market prices. Mutual funds are valued at the redemption price established daily by the mutual fund administrator. Commingled trust funds are valued at fair value.

Purchases and sales of investments are reflected on the trade dates. Realized gains and losses on sales of securities are based on the average cost of securities.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

(c) Payment of Benefits

Benefits are recorded when paid. On termination of service due to death, disability, or retirement, a participant may elect to receive partial payments in amounts no less than $1,000 per payment, receive a single payment equal to the value of the participant's interest in his or her account, or, if the current value of the participant's account is $5,000 or more, receive a single payment at a later date. On termination of employment for other reasons, a participant may elect to receive partial payments in amounts no less than $1,000 per payment or receive his or her benefit in a single payment, unless the current value is $5,000 or more, in which case the participant may choose to leave the savings in the Plan and defer distribution until a later date.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions to net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(4) Income Tax Status

The Internal Revenue Service issued its latest determination letter on January 30, 2003, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code of 1986, as amended, (IRC) and are therefore not subject to tax under the present income tax laws. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's ability to maintain its qualified status.

(5) Investments in Master Trust

The Plan's assets are held in a Master Trust established pursuant to an agreement between the Company and the trustee. Other employee benefit plans affiliated with the Company are also parties to the Master Trust arrangement. The trustee and various independent investment managers appointed by the Akzo Nobel, Inc. Savings Plan Committee direct the investment activities of the Master Trust and have full discretionary authority for the purchase and sale of investments subject to certain specified limitations. The plan trustee is Fidelity Management Trust Company.

(Continued)

The percentage of assets and liabilities of the Master Trust allocable to the Plan at December 31, 2002 and 2001 was approximately 3%. During 2002 and 2001, total interest and dividends from Master Trust investments was $15,692,186 and $18,239,414, respectively. During 2002 and 2001, the total investments in the Master Trust (including investments bought and sold, as well as held during the year) depreciated in fair value by $93,649,154 and $68,904,335, respectively, as follows:

		Net appreciation (depreciation) in fair value during the year	Fair value at end of year
Year ended December 31, 2002:			
Investments at fair value determined by quoted market prices:			
Common stocks	$	(14,626,178)	44,020,928
Commingled trust funds		(18,934,782)	62,712,347
Money market funds		—	28,927,844
Blended funds		(4,296,232)	33,505,918
Bond funds		226,399	11,037,140
Mutual funds		(56,018,361)	186,825,759
Investments at contract value:			
Guaranteed investment contracts		—	198,233,520
	$	(93,649,154)	565,263,456
Year ended December 31, 2001:			
Investments at fair value determined by quoted market prices:			
Common stocks	$	(8,264,679)	52,238,923
Commingled trust funds		(12,451,682)	86,365,545
Money market funds		—	26,560,898
Blended funds		(1,129,578)	36,059,228
Bond funds		(39,088)	5,619,208
Mutual funds		(47,019,308)	228,208,266
Investments at contract value:			
Guaranteed investment contracts		—	180,266,509
	$	(68,904,335)	615,318,577

(Continued)

At December 31, 2002 and 2001, the following investments, at fair value, represented 5% or more of the Master Trust's net assets:

		2002	2001
Akzo N.V. American Depository Receipts *	$	44,020,928	52,238,923
Akzo N.V. Fixed Income Fund *		198,233,520	180,266,509
Fidelity Equity Income *		69,095,065	88,401,683
Franklin Small Cap Growth		44,828,643	68,357,875
Fidelity Equity U.S. Index Fund *		62,712,347	86,365,545

* Investments are with parties-in-interest to the Plan

The Akzo Nobel Fixed Income Fund (the Fund) is comprised of guaranteed investment contracts. The Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. These contracts are valued at contract value as reported to the Plan by The Vanguard Group, who manages the Fund. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The Fund consists of several synthetic investment contracts. The Vanguard Group issues wrapper contracts for each of the synthetic investment contracts.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates for the Fund were approximately 5.12% and 6.22% for the years ended 2002 and 2001, respectively. Interest rates are reviewed on a quarterly basis for resetting. There is no minimum guaranteed crediting interest rate. The contract values of the related investment contracts at December 31, 2002 were as follows:

AIG Financial Products	$	42,299,000
Caisse des Depots et Consignations		35,581,000
Morgan Guaranty Trust		24,611,000
Rabobank		41,631,000
State Street Bank		28,608,000
Union Bank of Switzerland		18,821,000

The remainder of the Fund is held in cash.

(6) Administrative Expenses

Certain accounting, trustee, and legal fees and certain administrative expenses related to the maintenance of participant records are paid by the Company.

(7) Related-party Transactions

During 2002 and 2001, the Master Trust received approximately $1,595,000 and $887,000, respectively, in dividends from Akzo N.V., the parent of the Company.

(Continued)

Certain plan investments are shares of mutual funds managed by The Vanguard Group. The Vanguard Group is a party related to Fidelity Management Trust Company, the Trustee of the Plan. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounts to approximately $800 for the year ended December 31, 2002.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of Employee Retirement Income Security Act of 1974.